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                          RECISSION UNDERWRITING AGREEMENT


_________________ ("Underwriter") and CyNet, Inc. (the "Company") hereby enter into an agreement for Underwriter to participate in the funding of the Company's offer to repurchase certain CyNet, Inc. securities pursuant to SB-2 Registration No. 33360765 ("Rescission Offer") Underwriter acknowledges that he/she has received a copy of the Escrow Agreement between First Bank Texas, N.A., the Company and underwriters. Further, Underwriter agrees to the terms and conditions of that Escrow Agreement and by executing this Agreement joins himself as a party to the Escrow Agreement.

     1. Underwriter desires to acquire from the Company, Class A common stock registered pursuant to the Securities Act of 1933.

     2. The Company desires financing to assist it in completing a rescission offer and has agreed to sell an amount of its Class A Common stock to Underwriter and to register the same with the Securities and Exchange Commission ("SEC") in Registration No. 33360765.

     3. Underwriter acknowledges that he has taken the time to review the pertinent Company information necessary to form an independent decision as to whether to buy shares of the Company's Class A Common stock. Among the information underwriter has had an opportunity to review is the Company's history, market information, management team, operations, products and services, financial reports, financial projections going forward, capital structure and explanation of the integration issues and rescission plan. Furthermore, Underwriter has had opportunity to speak directly with the Company's senior management team and ask any questions concerning the Company's operations.

     4. Underwriter acknowledges that he understands that his purchase of registered Company securities is contingent upon the successful completion of the Rescission Offer as defined in the Escrow Agreement.

     5. Underwriter has received and reviewed the Escrow Agreement and accepts the same as the procedures governing his purchase of the stock. By signing this Agreement, Underwriter agrees to be further bound by the terms and conditions contained in the Escrow Agreement with the limitation that each Underwriter shall have the unilateral right to withdraw from the Escrow in the event that the amount payable to Rescinding Shareholders exceeds $6,000,000.

     6. Underwriter agrees to deposit $164,000.00 in the Escrow Account on or before August 18, 1999.

     7. Upon the successful completion of the Rescission Offer, Company agrees to issue to Underwriter registered shares of the Company's Class A Stock

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at a per share price of $1.37.  The total amount of shares to be issued to the Underwriter is based upon the total amount of the above deposit that the Underwriter elects to leave with the Company. The Company shall pay all costs and fees associated with the Rescission Offer, including the escrow fees and charges.

     8. Texas laws govern Houston, Harris County, Texas venue, etc. This agreement is governed by the laws of the State of Texas and the parties further agree that any actions arising therefrom shall be brought in Harris County, Texas.

     9. This Agreement, in conjunction with the Escrow Agreement constitutes the entire agreement between Underwriter and the Company with respect to funding the Rescission offer and receipt of the Company's securities as a result of this funding. To the extent that this document varies from the Escrow Agreement, this document supersedes the Escrow Agreement.


-------------                              CyNet, Inc.
"Underwriter"                              "Company"


By:                                        By:
   ---------------------------                --------------------------------
   ---------                                         Samuel C.Beale
                                               Vice President/General Counsel